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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D


                Under the Securities Exchange Act of 1934
                           (Amendment No. 3)*


                       BERGEN BRUNSWIG CORPORATION
- --------------------------------------------------------------------------------
                             (Name of Issuer)

            Class A Common Stock, Par Value $1.50 per share
- --------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 083739102
- --------------------------------------------------------------------------------
                              (CUSIP Number)

                              Milan A. Sawdei
                       Bergen Brunswig Corporation
 4000 Metropolitan Drive, Orange, California 92668    Telephone (714) 385-4000
- --------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                             March 16, 1992
- --------------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                           AMENDMENT NO. 3 TO
                              SCHEDULE 13D

CUSIP No.      083739102                                      Page 2 of 4 Pages
- --------------------------------------------------------------------------------
    |    NAME OF REPORTING PERSON
 1  |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |    Robert E. Martini
- --------------------------------------------------------------------------------
    |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 2  |                                                                   (a) [ ]
    |                                                                   (b) [X]
- --------------------------------------------------------------------------------
 3  |    SEC USE ONLY
    |
- --------------------------------------------------------------------------------
 4  |    SOURCE OF FUNDS*
    |
    |    Not Applicable.
- --------------------------------------------------------------------------------
 5  |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |          ITEMS 2(d) OR 2(e)
    |    Not applicable.                                                    [ ]
- --------------------------------------------------------------------------------
 6  |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |    United States of America
- --------------------------------------------------------------------------------
 NUMBER      |  7  |   SOLE VOTING POWER
   OF        |     |
 SHARES      |     |   3,165,835 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
             |  8  |   SHARED VOTING POWER
BENEFICIALLY |     |
OWNED BY     |     |   None
- --------------------------------------------------------------------------------
  EACH       |  9  |   SOLE DISPOSITIVE POWER
REPORTING    |     |
             |     |   2,737,053 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
PERSON WITH  | 10  |   SHARED DISPOSITIVE POWER
             |     |
             |     |   29,827 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |    3,195,662 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
12  |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    |
    |                                                                       [ ]
- --------------------------------------------------------------------------------
13  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      8.52%*
    |
    |    * Based on 37,500,558 shares outstanding including 36,429,465 shares
    |    outstanding as set forth in the Company's Quarterly Report on Form 10-Q
    |    for the quarter ended November 30, 1991, plus 34,087 shares known by
    |    the reporting person to have been issued through 3/16/92 plus 712,024
    |    shares the reporting person has the right to acquire within 60 days,
    |    plus 428,782 shares subject to conversion rights which the reporting
    |    person has voting power but does not possess a pecuniary interest, less
    |    103,800 shares reacquired by the Company.
- --------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |    IN
- --------------------------------------------------------------------------------

                                                               SEC 1746 (12-91)

CUSIP No.      083739102                                      Page 3 of 4 Pages


                           AMENDMENT NO. 3 TO
                              SCHEDULE 13D

     Schedule 13D filed on March 6, 1989 by Robert E. Martini is hereby amended by changing page 2 of the Schedule 13D, rows 7, 9, 10, 11 and 13 to reflect the current shareholdings and percent of class held by the reporting person.

     Item 2(c) and Item 5(a)-(c) of such Schedule 13D is also amended to read as follows:

Item 2.   Identity and Background

          (c)  Mr. Martini is President and Chief Executive Officer of the
Company.   The principal executive office of the Company is 4000 Metropolitan
Drive, Orange, California 92668.

Item 5.   Interest in Securities of the Issuer.

          (a) The number and percentage of shares of Class A Common Stock beneficially owned by Mr. Martini is 3,195,662 shares constituting 8.52% of the shares of Class A Common Stock outstanding as calculated pursuant to Item 5 of
Schedule 13D and as set forth in the explanation in Item 13 on page 2 of this Amendment No. 3 to Schedule 13D.

          (b) Mr. Martini has sole power to vote and direct the vote of all shares beneficially owned by him as reported in (a) above, except as shown on page 2, row 10, and sole power to direct the disposition of all such shares, except for 45,000 shares of Class B Common Stock over which Mr. Martini has an irrevocable voting proxy until February 24, 1994. Those 45,000 shares of Class B Common Stock are convertible into 428,782 shares of Class A Common Stock, but may not be so converted without the prior consent of Mr. Martini who is not required to give that consent.

          (c) During the sixty (60) day period ended April 6, 1992, Mr. Martini has disposed of by gift from his personal holdings: 1,000 shares on March 30, 1992; 1,150 shares on January 30, 1992; 28,500 shares to his wife on February 4, 1992 which are now reflected as being his indirect beneficial ownership; and 13,700 shares on February 4, 1992, all such gifts being shares of Class A Common Stock, and acquired an irrevocable voting proxy of 45,000 shares of Class B Common Stock (which can be converted in 428,782 shares of Class A Common Stock).

          (d) and (e) are not applicable.

                                                               SEC 1746 (12-91)

CUSIP No.      083739102                                      Page 4 of 4 Pages



SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 6, 1992


                                                      /s/ Robert E. Martini
                                                      ---------------------
                                                          Robert E. Martini


                                                               SEC 1746 (12-91)